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                          October 26, 2021

       Greg Kress
       Chief Executive Officer
       Shapeways Holdings, Inc.
       30-02 48th Avenue
       Long Island City, NY 11101

                                                        Re: Shapeways Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 21,
2021
                                                            File No. 333-260387

       Dear Mr. Kress:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing